Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol - ARZ
American Stock Exchange - Ticker Symbol - AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 6 - 2007

March 12, 2007
FOR IMMEDIATE RELEASE

AURIZON REPORTS 2006 FINANCIAL RESULTS

Aurizon Mines Ltd. (TSX: ARZ; AMEX:AZK) is pleased to announce its unaudited financial results for the year ended December 31, 2006.

HIGHLIGHTS

▪

Construction completed, mining commenced at Casa Berardi.

▪

17,731 ounces of gold produced in 2006.

▪

Two new high grade zones discovered in West Mine area at Casa Berardi.

▪

Optioned Joanna property on Cadillac gold break and completed data compilation.

▪

Four distinct gold dispersion trains identified at the Kipawa gold-uranium property.

▪

$75 million project loan facility completed.

▪

$15.1 million flow through common share financing completed.

▪

 Non-cash charges and unsolicited takeover bid costs resulted in a net loss of $15 million in 2006.

“2006 was a milestone year for Aurizon.  At Casa Berardi, we completed mine construction, started producing gold and discovered two new high grade zones.  We are also extremely encouraged with the exploration potential of our new projects, Joanna and Kipawa” said David Hall, Aurizon’s President and Chief Executive Officer.  “Looking to the future, the Company is well positioned to capitalize on rising gold prices”.

FINANCIAL RESULTS

Financial Review

Non-cash charges associated with derivative instruments and stock option grants, together with costs associated with an unsolicited takeover bid, resulted in a net loss of $15 million, or ($0.10) per share in 2006, compared with a net loss of $2 million, or ($0.02) per share from continuing operations in 2005.

The net loss in 2006 included a number of non-cash items, including an $8.7 million mark-to-market charge for non-hedge derivative instruments, a $1.7 million charge for stock option grants and a $4.5 million future income tax recovery.  The 2006 loss also included non-recurring expenses totaling $5.3 million related to an unsolicited takeover bid.  In 2005, the net loss from continuing operations included a $0.7 million non-cash charge for stock option grants and a $2 million future income tax recovery.

The Casa Berardi Mine produced 17,731 ounces of gold in 2006, of which 6,882 ounces were sold prior to year-end, resulting in proceeds of $5.0 million.  Since Casa Berardi was in a pre-commercial production phase during 2006, these proceeds have been credited against the related deferred expenses.

Aurizon Mines Ltd. – News Release
Aurizon Reports 2006 Financial Results
March 12, 2007

Higher stock based compensation costs relating to the fair value of stock options granted in 2006, have resulted in administrative and general costs increasing to $5.3 million, compared to $4.2 million in 2005.  Stock based compensation costs charged to operations totaled $1.7 million in 2006, compared to $726,000 in 2005.  Excluding these non-cash stock option grant charges, general and administrative costs were $3.6 million in 2006, compared with $3.5 million in 2005.

Exploration activities associated with two new exploration projects in Quebec in 2006 resulted in $624,000 being charged to operations.  In accordance with its growth strategy of exploring and developing prospective land positions, close to infrastructure, the Company optioned the Joanna property and acquired the Kipawa project in the Abitibi region of Quebec.  At Kipawa, airborne geophysical surveys and till sampling programs were conducted in 2006 and at Joanna, compilation work of previous historic geological data was performed.  There were no exploration costs charged to operations in 2005.

Interest and financing costs associated with the $75 million project loan facility, totaling $5.3 million at the end of 2006, have been deferred and will be amortized over the term of the indebtedness.  Interest costs paid in 2006 totaled $2.4 million.

A non-cash charge of $8.7 million was recorded in 2006 in respect of unrealized non-hedge derivative losses.  The non-hedged derivative instruments comprise gold and U.S. dollar price protection contracts that were required as a condition of the $75 million loan facility to finance the completion and start-up of the Casa Berardi Mine.  As at December 31, 2006, the unrealized mark-to-market derivative loss of the gold non-hedge derivative positions totaled $7,572,645 and the currency non-hedge derivative position had an unrealized mark-to-market loss of $1,172,588.  There are no margin requirements with respect to these derivative positions.

The Company does not have any fixed price gold contracts.  This allows the Company to sell its gold production at spot market prices up to an average price of US$813 per ounce in 2007 rising to US$908 per ounce in 2010.  If gold prices exceed these levels, approximately 74% of planned production, over the term of the loan, can be sold at the higher prevailing prices.  The gold options expire on a monthly basis, starting in January 2007 and ending in September 2010.

In May 2006, Northgate Minerals Corporation announced an unsolicited takeover bid for the Company, which the board, in consultation with their financial advisors, recommended shareholders reject.  On July 6, 2006, the B.C. Court of Appeal upheld a June 29, 2006 decision by the B.C. Supreme Court to grant a permanent injunction enforcing the confidentiality and standstill agreement previously entered into by Northgate, the effect of which prevented Northgate from proceeding with its bid.  The costs associated with the Northgate bid, totaled $5.3 million and have been charged to operations.  The Company has an outstanding damages claim for costs incurred as a result of Northgate’s breach of contract.

The Company has recorded future income tax benefits totaling $4.5 million in 2006 and $2.1 million in 2005 in respect of flow through share financings in which the costs were renounced.  As the Company has unrecognized future tax assets and the taxable temporary differences relating to the flow through are expected to reverse during the loss carry forward period, these benefits have resulted in this future income tax recovery.

Aurizon Mines Ltd. – News Release
Aurizon Reports 2006 Financial Results
March 12, 2007

Summary of Unaudited Quarterly Results and Fourth Quarter Review

2006	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	318,777	314,315	368,236	237,521
Net Earnings (Loss)	(2,170,094)	4,817,690	(11,922,365)	(5,761,587)
Earnings (Loss) per share – basic and diluted	(0.01)	0.03	(0.08)	(0.04)
2005	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	170,908	209,058	233,323	134,574
Net Earnings (Loss) from continuing operations	(1,355,617)	(794,404)	(1,265,074)	1,373,098
Net Earnings (Loss)	(1,355,617)	(794,404)	2,740,190	1,153,359
Earnings (Loss) per share from continuing operations – Basic and diluted	(0.01)	(0.01)	(0.01)	0.01
Earnings (Loss) per share - Basic and diluted	(0.01)	(0.01)	0.02	0.01

In the fourth quarter of 2006, non-cash charges associated with derivative instruments totaling $3.1 million, partially reduced by a non-cash future income tax recovery of $2.1 million, resulted in a net loss of $2.2 million, or ($0.01) per share, compared to a net loss of $1.4 million, or ($0.01) per share in the fourth quarter of 2005.

Cash Flow

Corporate and administrative cash costs, offset by royalty and interest income, together with a build-up of gold and supplies inventories resulted in a cash outflow of $13.0 million from operating activities in 2006, compared to cash outflows of $4.1 million in 2005.  The most significant increase in cash outflows in 2006 was caused by the $5.3 million costs associated with the unsolicited takeover bid.

Pre-production construction at Casa Berardi was substantially completed during the fourth quarter of 2006 and, at year end, the Mine was in the commissioning and ramp-up phase of operations.

The Company was successful in constructing Casa Berardi very close to budget, schedule, and design specifications in an environment where cost containment was extremely challenging.  Construction costs at Casa Berardi since the beginning of the second quarter of 2005 (the start date used by the independent consulting firm, Roscoe Postle Associates Inc. (“RPA”) in their October 2005 feasibility study) have totaled $97.7 million.  A further $5.9 million is estimated to complete infrastructure construction that is not required for the mine start up and will be incurred in 2007.  This work includes the installation of the Geho pump that will replace existing smaller pumps used to dewater the Mine; construction of an underground fuel station; completion of ore chutes; raising of the process water pond dam; and expansion of the tailings pond.  Actual construction costs, together with the estimated $5.9 million of additional work yet to be completed, total $103.6 million, $1.0 million higher than the RPA feasibility study cost estimate.

Modifications made to the October 2005 feasibility study include the following:

▪

The shaft depth was reduced by 30 metres to the 760 metre level elevation as it was decided that it would be more cost effective to use the ramp to access the shaft bottom to build the spill pocket and mine the lower limits of the known reserves.

▪

Advanced stope preparation was reduced from three months ahead of production to one and a half months in order to maintain ground stability. The stope access design was modified to lower the exposure along the fault plane.

Aurizon Mines Ltd. – News Release
Aurizon Reports 2006 Financial Results
March 12, 2007

▪

Decision to rebuild the existing mobile equipment and acquire new production scoops, rather than lease all the equipment as proposed in the feasibility study, resulted in higher capital costs in 2006.  This will eliminate future cash outlays that would otherwise have to be made for lease payments.

▪

Decision to change the stope blasting method from conventional explosives and detonators to emulsion explosives with electronic detonators, in order to reduce wall damage and dilution, particularly in the vicinity of the graphitic fault.

▪

Decision to operate with contract labour in order to avoid recruitment issues at start-up and to optimize the existing expertise on site.

Continued surface and underground development activities at Casa Berardi have resulted in aggregate corporate investing activities totaling $74.5 million in 2006, compared to $41.1 million in 2005.

The major underground pre-production and exploration program that was initiated in early 2003 at Casa Berardi continued through to 2006.  The following work was completed at Casa Berardi in 2006:

▪

Shaft sinking from the 290 metre level down to the revised 760 metre level.

▪

Construction of the backfill network comprising the cement plant, cement slurry distribution piping, raises for the waste rock, and a concrete collar through the soil cover to surface.

▪

Construction of the underground infrastructure including the rockbreaker, grizzly, ore/waste chutes and loading pockets at the 690 metre level.

▪

Mill rehabilitation, including the installation of a new gravity circuit, refurbishing of the crushing, grinding, carbon in leach, absorption, and refinery circuits.  Refurbishing of the conveyors, piping and electrical wiring.  In addition, new equipment has been purchased for the assay laboratory and electronics have been installed to optimize the ore feed controls.

▪

1,246 metres of ramping, including 841 metres to extend the 113 Zone ramp  down to the 740 metre level and 405 metres to extend the Lower Inter ramp down to the 570 metre level.

▪

4,682 metres of drifting, including 4,508 metres to develop the 650, 670, 690, 710, and 730 metre levels in the 113 Zone and 174 metres to develop the 570 metre level of the Lower Inter Zone.

▪

1,300 metres of raising, including 198 metres of ventilation raising, 273 metres of ore and waste pass raises, 772 metres of fill raises and 57 metres for the load out raises.

▪

Rebuilding the existing fleet of mobile mine equipment.

▪

336 definition drill holes totaling 24,578 metres of definition drilling including 185 holes totaling 9,612 metres within the 113 Zone and 151 holes totaling 14,966 metres within the Lower Inter Zone.

▪

48,083 metres of exploration drilling, including 19,779 metres of underground drilling and 28,304 metres of surface drilling.

Underground ore extraction and milling, commenced in November 2006, resulting in the production of 17,731 ounces of gold in 2006.  Gold sales in 2006 totaled 6,882 ounces, resulting in proceeds of $5.0 million.  Since Casa Berardi was in a pre-commercial production phase during 2006, proceeds have been credited against the related deferred expenses included with mineral property costs.  The 10,849 ounces unsold at December 31, 2006 have been valued at mine-site operating costs and included with other inventories on the balance sheet, with a corresponding reduction of deferred costs.

Aurizon Mines Ltd. – News Release
Aurizon Reports 2006 Financial Results
March 12, 2007

The average ore grade milled of 8.6 grams per tonne and mill recoveries of 93.9% compare favorably with the RPA feasibility grade of 8.0 grams per tonne and mill recoveries of 92% expected in 2006.  The feasibility study had expected mill commissioning to commence in October 2006, whereas the mill start up was approximately a month later, resulting in a shortfall of tonnes processed.

2006 Pre-commercial Production	2006 Actual	Feasibility Study
Tonnes milled	68,481	115,300
Grade – grams/tonne	8.58	8.03
Recovery %	93.9%	92.0%
Gold production	17,731	23,627
Gold sold – ounces	6,882	-

During 2006, a flow through equity financing together with the exercise of stock options, resulted in net proceeds of $16.5 million.  In March 2006, the Company completed a private placement of 5,500,000 flow through shares at a price of $2.75 per share, resulting in net proceeds of $14.2 million.  The exercise of 1,223,500 stock options at a weighted average price of $1.89 per share provided a further $2.3 million.

Draw downs on the $75 million project loan facility totaled $73.1 million in 2006.  A condition of the loan facility required the funding of restricted cash accounts, which totaled $19.4 million in 2006.  The Company entered into a capital lease agreement in 2006 for mining equipment at Casa Berardi and, as at December 31, 2006, was obligated to pay $218,000.

Deferred finance costs associated with the loan facility, together with interest costs totaled $4.8 million and
$0.5 million in 2006 and 2005, respectively.

Aurizon’s aggregate operating, investing and financing activities during 2006 resulted in a net $15.5 million decrease in its cash balances compared to a net increase of $13.3 million in 2005.

Balance Sheet

As at December 31, 2006, free cash and cash equivalents stood at $9.5 million, compared to $25 million in 2005.  In addition, restricted cash balances that may be used to fund the Casa Berardi and general and administrative costs totaled $19.4 million at December 31, 2006.  There were no restricted cash balances in 2005.

At the end of 2006, Aurizon had working capital of $29.8 million compared to $25 million at the end of 2005.  Long term debt at December 31, 2006 totaled $68.8 million and there was $1.5 million of un-drawn facility.  As at the date of this report, Aurizon had 146,343,048 common shares issued and outstanding.  In addition, 3.3 million incentive stock options are outstanding that are exercisable into common shares at an average price of $2.02 per share.

Aurizon Mines Ltd. – News Release
Aurizon Reports 2006 Financial Results
March 12, 2007

Outlook

Casa Berardi

During the first quarter of 2007, the Casa Berardi mine will be in the commissioning and ramp-up phase of operations.  Gold sales prior to achieving commercial production will not be reflected in the statement of operations. These gold proceeds will instead be deferred together with operating costs.  Achievement of commercial production will be deemed established upon reaching certain operating levels of mining and milling for a sustained period of time, and is expected in the second quarter of 2007.  In accordance with the terms of the project debt facility, the Casa Berardi mine is also required to meet certain operating performance benchmarks, as stipulated by the lenders, in the second half of 2007.

On January 24, 2007, ore extraction was suspended as a result of higher than expected sloughing of ore material falling in the production stopes.  Mining operations resumed on February 8, 2007 following remedial steps to provide additional ground support.  Production is gradually increasing back to the initial planned rate of 1,600 tonnes per day and is then expected to ramp up to 2,200 tonnes per day over the next twelve months.  Based upon the current mine plan, it is estimated that Casa Berardi will produce approximately 165,000 - 175,000 ounces of gold in 2007 at an estimated total cash cost of US$265 - $285 per ounce, using a Cdn$/US$ exchange rate of 1.15.

Containment of mine site operating costs will be a challenge in 2007 as a tight labour market, higher materials, hydro and fuel costs continue to add cost pressures.  The remedial steps implemented in the first quarter of 2007 involve additional ground support and may lower productivities, which could also impact operating costs.

Any strengthening of the Canadian dollar relative to the U.S. dollar will have a negative impact on earnings as the price of gold is denominated in U.S. dollars which are then converted into Canadian dollars to pay the Canadian operating costs.  Using a US$600 gold price, a one cent change in Cdn$/US$ exchange rate would have a $1.0 million impact on cash flow.  A US$10 per ounce change in the price of gold would have a $1.9 million impact on cash flow.

A one gram change in the gold grade of the projected 2007 ore production , would have a $13.0 million impact on  cash flow, using a US$600 gold price and a Cdn$/US$ exchange rate of 1.15.

Capital costs at Casa Berardi in 2007 are expected to total $21.9 million.  Underground development in 2007 will total 8,000 metres: including 2,700 metres of draw points; 1,200 metres of ramping; 3,400 metres of drifting; and 700 metres of raising.

Exploration drilling at Casa Berardi in 2007 will focus initially on testing the extension of the two high grade zones discovered in 2006 (Zones 122-Deep and 123-South) and testing targets east of the Principal Zones.  Exploration expenditures are budgeted initially at $2.2 million.

Joanna

Aurizon has an option to acquire a 100% interest, subject to a 2% net smelter royalty, in the Joanna Gold Property, which comprises 67 claims and is located along the Cadillac Break, 20 km east of Rouyn-Noranda, Quebec.  Gold mineralization is found in veins within a package of sedimentary units along a 5 kilometre distance.  Previous surface and underground exploration focused on stacked, high grade veins, which were included within a 15 to 60 metre wide lower grade corridor, with gold grades of 0.8 to 2.0 grams per tonne. Assaying and re-logging of former holes is in progress in order to determine the potential for a low grade, high tonnage deposit.

Aurizon has also commenced an 8,000 metre surface drill program to test the lateral extension of the gold corridor, close to surface, and investigate the dip potential of the property to a depth of at least 500 metres.  The costs of the initial exploration program are estimated at $1.0 million.

Aurizon Mines Ltd. – News Release
Aurizon Reports 2006 Financial Results
March 12, 2007

Kipawa

The Kipawa gold-uranium project is located approximately 100 kilometres south of Rouyn-Noranda, halfway between the Elliot Lake uranium camp and the Abitibi gold belt camp, and was initially acquired on the basis of a Government regional stream sediment survey.  As a result of the encouraging results obtained from the initial exploration program, Aurizon has now increased its land position to 1,277 mineral claims covering approximately 75,000 hectares.

During the summer of 2006, Aurizon flew 1,100 line kilometres of a combined magnetic, electromagnetic, and radiometric survey.  This was followed by till sampling on a 1,000 metre by 500 metre grid which outlined four continuous gold dispersion trains along a 30 kilometre trend all containing heavy minerals concentrate gold assays of between 1.1 to 7.2 grams per tonne, conducted on a portion of the area covered by the airborne survey.

A follow up till sampling program, on a 500 metre grid, confirmed the high gold assays and extended the gold trains.  Gold grains were identified in two till samples, which returned 100 grams of gold per tonne and 8.6 grams of gold per tonne, respectively.

A further airborne magnetic and electromagnetic survey, on a 100 metre spacing is underway to better define targets, to be followed by overburden drilling in the second quarter, and diamond drilling in the third quarter of 2007.  Aurizon’s initial exploration budget for Kipawa in 2007 is $1.0 million.

Mineral Reserves and Resources

Aurizon’s independent consultants are currently finalising an updated mineral reserve and resource estimate as at December 31, 2006, details of which will be released shortly.

About Aurizon

Aurizon is an emerging gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact David Hall, President or Ian S. Walton, Chief Financial Officer,
at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the anticipated results of exploration and planned work programs. Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”.  We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to risks inherent in mineral exploration, further exploration results, and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.